Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 12, 2014

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Incapital Unit Trust, Series 60

Prospect Energy and Power Income Portfolio, Series 1

File Nos. 333-198270 and 811-22581

Dear Ms. Hui:

This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 60, filed on October 20, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Prospect Energy and Power Income Portfolio, Series 1 (the “Trust”).

Prospectus

Principal Risks (p. 6)

            1. The risk factor entitled “Potential conflicts of interest could impact investment returns” was deleted. Please add it back but revise the original language to state that Prospect may advise other entities, which may create a conflict of interest.

            Response: The risk factor was deleted because it is not a material risk. Because the Trust’s portfolio has already been selected and, under normal circumstances, the Trust cannot change the portfolio, future investment decisions by Prospect will not materially affect the Trust.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren